SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For: August 26, 2014

BONSO ELECTRONICS

INTERNATIONAL INC.

(Translation of Registrant’s name into English)

1404, 14/F, Cheuk Nang Centre,

9 Hillwood Road, Tsimshatsui

Kowloon, Hong Kong

(Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X	Form 40-F ___

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____	No X

Exhibits

99.1 Press Release dated August 26, 2014

 Exhibit 99.1

PRESS RELEASE

Bonso Electronics Reports Year End Results

HONG KONG, August 26, 2014 (Globe Newswire) -- Bonso Electronics International, Inc. (NASDAQ: BNSO), a designer and manufacturer of sensor based products, reported its financial results for the fiscal year ended March 31, 2014.

The company reported a net loss of $0.22 million or $0.04 basic and diluted loss per share, and a comprehensive income of $0.04 million for the fiscal year ended March 31, 2014. Net sales for the fiscal year ended March 31, 2014 increased 3.0% to $31.31 million from $30.39 million for the fiscal year ended March 31, 2013.

Anthony So, the Chief Executive Officer of Bonso, stated, "We are pleased that revenue increased over the prior year and with the reduction in our net loss from $0.76 million for the fiscal year ended March 31, 2013, to $0.22 million for the fiscal year ended March 31, 2014. We were able to decrease our loss in spite of the fact that our operations in China continue to be affected by inflation, especially increased labor costs. The minimum wage for workers has doubled in the last five years as the result of government required increases in the minimum wage. Our strategy to improve our financial performance is to eliminate or reduce sales of our low profit margin products and to focus our skill and resources in higher margin products including high precision industrial electronic scales."

Mr. So said that, "We completed moving all of our production processes to our new factory in February 2014 in order to reduce our labor costs. Also, the old factory is rented out to generate extra rental income to the Company. We believe that our strategy and these moves will enable us to return to profitability in the long run."

About Bonso Electronics

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales, weighing instruments, health care products and pet electronics products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at http://www.bonso.com.

This news release includes forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward looking statements may be identified by such words or phrases as ``should,'' ``intends,'' ``is subject to,'' ``expects,'' ``will,'' ``continue,'' ``anticipate,'' ``estimated,'' ``projected,'' ``may,'' `` I or we believe,'' ``future prospects,'' or similar expressions. Forward-looking statements made in this press release, which relate to the reduction of losses and a positive impact upon our future operations as a result of the sale of assets involve known and unknown risks and uncertainties that may cause the actual results to differ materially from those expected and stated in this announcement. We undertake no obligation to update “forward-looking” statements.

-- Tables to Follow –

Consolidated Balance Sheets

(Expressed in United States Dollars)

	March 31
	2013	2014
	$ in thousands	$ in thousands

Assets

Current assets
Cash and cash equivalents	1,140	116
Fixed deposits maturing over three months	1,014	1,049
Trade receivables, net	2,759	2,480
Other receivables, deposits and prepayments	1,615	1,782
Receivable from affiliated party	—	166
Inventories	5,460	7,545
Financial instruments at fair value	54	—
Income tax recoverable	1,740	1,739

Total current assets	13,782	14,877

Investment in life insurance contract	127	131
Deposits - non current assets	288	293

Property, plant and equipment
Buildings	13,704	14,339
Construction-in-progress	2,616	3,183
Plant and machinery	21,565	11,276
Furniture, fixtures and equipment	3,521	1,170
Motor vehicles	444	589

	41,850	30,557
Less: accumulated depreciation and impairment	(33,551)	(18,105)

Property, plant and equipment, net	8,299	12,452

Intangible assets, net	4,590	4,387
Financial instruments at fair value - non current portion	37	—

Total assets	27,123	32,140

Liabilities and stockholders’ equity

Current liabilities

Bank overdrafts - secured	180	630
Notes payable - secured	2,276	2,527
Accounts payable	7,793	10,413
Accrued charges and deposits	2,329	2,597
Income tax liabilities	7	7
Payable to affiliated party	—	10
Short-term bank loans - secured	1,357	2,320
Financial instruments at fair value	—	119
Current portion of capital lease obligations	—	23

Total current liabilities	13,942	18,646

Financial instruments at fair value - non current portion	—	208
Capital lease obligations - non current portion	—	69
Income tax liabilities	2,595	2,595

Commitments and contingent liabilities

Stockholders’ equity
Common stock par value $0.003 per share
- authorized shares - 23,333,334
- issued shares: 2013 and 2014 - 5,577,639, - outstanding shares: 2013 and 2014 - 5,246,903	17	17
Additional paid-in capital	21,765	21,765
Treasury stock at cost: 2013 and 2014 - 330,736 shares	(1,462)	(1,462)
Accumulated deficit	(12,588)	(12,809)
Accumulated other comprehensive income	2,854	3,111

	10,586	10,622

Total liabilities and stockholders’ equity	27,123	32,140

Consolidated Statements of Operations and Comprehensive (Loss) / Income

(Expressed in United States Dollars)

	Year ended March 31,
	2013	2014
	$ in thousands	$ in thousands

Net sales	30,386	31,305
Cost of sales	(25,263)	(28,631)

Gross profit	5,123	2,674

Selling expenses	(268)	(389)
Salaries and related costs	(2,627)	(2,983)
Research and development expenses	(396)	(366)
Administration and general expenses	(2,402)	(2,964)
Other income	165	728
Gain from liquidation of subsidiary	—	—
Gain on disposal of property plant and equipment	2	3,595

(Loss) / profit from operations	(403)	295
Interest income	7	64
Interest expense	(68)	(136)
Foreign exchange loss	(261)	(444)

Loss before income taxes	(725)	(221)
Income tax expense	(29)	—

Net loss	(754)	(221)

Other comprehensive income, net of tax:
Foreign currency translation adjustments, net of tax	62	257

Comprehensive (loss) / income	(692)	36

Weighted average number of shares outstanding -	5,246,903	5,246,903
basic and diluted

Net loss per share - basic and diluted	(0.14)	(0.04)

The diluted net loss per share was the same as the basic net loss per share for the fiscal year ended Mar 31, 2013 and 2014 as all potential ordinary shares including the stock options and warrants are anti-dilutive and are therefore excluded from the computation of diluted net loss per share.

For more information please contact:

Albert So

Chief Financial Officer and Secretary

Tel: 852 2605 5822

Fax: 852 2691 1724

SOURCE Bonso Electronics

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BONSO ELECTRONICS INTERNATIONAL, INC.
(Registrant)

Date: August 26, 2014	By: /s/ Albert So
Albert So, Chief Financial Officer and Secretary